Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Fabio Battaglia, III

FBattaglia@stradley.com

215.564.8077

July 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Christina Fettig

Re:	BMT Investment Funds, File Nos. 333-216255 and 811-23234

Dear Ms. Fettig:

On behalf of BMT Investment Funds (the “Trust”), this letter responds to comments conveyed by the staff of the U.S. Securities and Exchange Commission (the “SEC”) via telephone on July 17, 2017 with regard to the BMT Multi-Cap Fund, a series of the Trust, to the Pre-Effective Amendment No. 2 to the Registration Statement filed on Form N-1A with the SEC on July 14, 2017, under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended.

We have summarized each of your comments below, in the order you provided them, and have set forth the Trust’s response immediately below each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.	Comment: Please update the Fund’s ticker symbol as well as series and class information on the EDGAR system.

Response: The requested updates have been made.

 Philadelphia, PA ● Malvern, PA ● New York, NY ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC

A Pennsylvania Limited Liability Partnership

Ms. Christina Fettig

U.S. Securities and Exchange Commission

July 19, 2017

2.

Comment: In the Fee Table, the amount of Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement is 1.01%, which exceeds the amount of the cap in the Expense Limitation Agreement by one basis point. Please confirm that this difference is due to the rounding up of estimated Acquired Fund Fees and Expenses, which total less than one basis point.

Response: Confirmed.

3.

Comment: Please revise footnote 2 to the Fee Table to reflect that the recapture provision in the Expense Limitation Agreement is limited to a period not to exceed three years from the date of the fee waiver or expense reimbursement. Please make corresponding changes throughout the Registration Statement (see page 9 of the Prospectus and pages 29 and 46 of the Statement of Additional Information).

Response: The disclosure in footnote 2 to the Fee Table has been revised as indicated below. In accordance with the comment, corresponding changes have been made throughout the Registration Statement.

“Fees waived and expenses paid by the Adviser may be recouped by the Adviser for a period of three years following the time at which such fee waiver and expense payment was made, if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and expense payment occurred and the expense limit in place at the time of recoupment.”

4.	Comment: Please confirm the date before which the Expense Limitation Agreement cannot be terminated is September 30, 2018.

Response: Confirmed. The disclosure in the Notes to Financial Statements has been revised accordingly.

* * *

Please do not hesitate to contact me at (215) 564-8077 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Fabio Battaglia
Fabio Battaglia

cc:       Ms. Samantha Brutlag

Ms. Lori Buchanan Goldman

Mr. Stephen M. Wellman